SEARS CANADA INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

This letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

October 16, 2012

Via Federal Express and EDGAR

Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sears Canada Inc.

Amendment No. 3 to Form 20-F

Filed August 30, 2012

File No. 000-54726

Dear Ms. Ransom:

I want to thank you for your comments concerning the above-referenced document as set forth in your letter dated October 5, 2012 (the “Comment Letter”), and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Canada Inc. (“we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments.

To assist the staff of the Commission (the “Staff”) in reviewing this letter, I will separately deliver to you, by hand, four copies of this letter. If you would like to receive additional copies of any materials, please do not hesitate to contact me. Pursuant to 17 C.F.R. §200.83, I am requesting confidential treatment for certain portions of this letter and the materials being submitted supplementally in response to comment no. 2 of the Comment Letter.

The following are our responses to the Comment Letter:

Amendment No. 3 to Form 20-F, filed August 30, 2012

Confidential Treatment Requested by Sears Canada Inc.

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

2.2 Basis of preparation and presentation, page F-8

1.	In your response to comment 1 from our verbal comments issued on September 28, 2012, you identify two individuals as the “primary managers” for each of your distribution channel operating segments. It is unclear from your response which individual is the segment manager for each of these operating segments or whether you view both of the individuals listed for each segment as jointly performing the segment manager function. In this regard, we note that none of the Vice-Presidents or Senior Vice-President whose titles indicate responsibility for these operating segments report directly to your Chief Operating Decision Maker (CODM), while we assume that the Executive Vice-Presidents whose titles indicate responsibility for product lines do report directly to your CODM. Please clearly identify for us the segment manager or managers for each of your distribution channel operating segments. Additionally, provide us with your analysis of how you determined that these individuals were the segment managers, including clarifying the responsibilities and decision-making abilities of these segment managers and explaining how these segment managers are held responsible for the results and performance of their segments. Your response should include but not be limited to a discussion of the metrics that impact these segment managers’ compensation and whether their compensation is impacted by the performance of their designated segment. Refer to paragraph 9 of IFRS 8.

Response.

The Company advises the Staff that the Company operates within a “matrix” organizational structure where there are shared responsibilities and accountabilities across the operating segments.

Under paragraph 9 of IFRS 8, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term 'segment manager' identifies a function, not necessarily a manager with a specific title.” Currently, the Company considers the segment manager function for each segment to be a shared responsibility between the day-to-day segment managers as referenced in our letter to the Staff dated October 1, 2012, and the Executive Leadership Team (“ELT”) members to whom they report. Product category leaders provide input as required. The Company understands that the specific titles of the ELT members who comprise part of the segment manager function may have caused the Staff a certain degree of uncertainty as to the correlation of their titles with the functions performed. The Company also acknowledges that the specific title descriptions are not necessarily clearly correlated to the responsibilities of the executives, however as a result of the breadth of responsibilities of each ELT member the Company has historically not believed it was practical to ensure clear correlation between title and responsibilities and accountabilities.

Confidential Treatment Requested by Sears Canada Inc.

Our Chief Executive Officer (“CEO”) has been identified as the Chief Operating Decision Maker (“CODM”). During the period covered by the historical financial statements included in our Registration Statement on Form 20-F (the “Form 20-F”), the CODM held the following executives, who reported directly to the CODM and were part of the ELT, accountable for achievement of financial targets in each of the operating segments:

•

Retail Stores: Tom Fitzgerald, Executive Vice-President and Chief Administrative Officer; responsible for the Retail Stores operating segment, and also responsible for information technology, supply chain and logistics functions across all operating segments;

•

Direct: Steven Goldsmith, Executive Vice-President, Merchandising, Apparel & Accessories; responsible for the Direct operating segment and also responsible for all merchandising activities for our Apparel & Accessories product category; and

•

Sears Home Services: Peter Kalen, Executive Vice-President, Sears Financial, Home Services and Transformation; responsible for the Sears Home Services operating segment, and also responsible for managing the relationship between the Company and its financial partners. The Company’s financial services include the Sears Financial credit cards, which are owned and operated by JP Morgan Chase, and the Sears Club loyalty program, the revenue from which is derived through transactions and promotions generated at the operating segment level and are therefore considered an integral component of the performance of the Retail Store, Direct and Sears Home Services operating segments.

The Executive Vice-Presidents referred to above, who are members of the ELT and comprise part of the segment manager function, are involved in all major decisions impacting operations of their respective operating segments, and provide the CODM with insight and recommendations to assist in his decision-making process with respect to resource allocation decisions. The CODM is the ultimate decision maker on all such resource allocation decisions, which include, but are not limited to, the allocation of human resources (e.g., payroll), marketing and capital expenditures.

The ELT members referenced above are supported in day-to-day activities by the day-to-day segment managers who comprise the remaining element of the segment manager function described below. The day-to-day segment managers are as follows:

•	Retail Stores: Neil Curran, Senior Vice-President, Retail Stores

Confidential Treatment Requested by Sears Canada Inc.

•	Direct: Graeme Hartlen, Vice-President, Direct

•	Sears Home Services: Terri Lowe, Vice-President, Sears Home Services

The day-to-day segment managers are responsible for developing and executing on business plans, marketing initiatives specific to the operating segment, staffing decisions, overseeing forecasts, analyzing results and developing remediation plans as required, and partnering with the other operating segments of the Company. The day-to-day segment managers provide recommendations to the ELT constituents of the segment manager function on operating decisions affecting the allocation of the Company’s resources, who in turn make recommendations to the CODM to assist in his decision making process.

While the structure referenced above continues to be current and relevant, as referenced in Item 4.B of the Form 20-F, we wish to advise the Staff that the Company is undergoing a transformation, which may result in accountabilities changing in the future under the transformation component described as “Organize the Right Talent and Create a Winning Attitude.” The Company advises the Staff that the Executive Vice-President and Chief Administrative Officer and the Executive Vice-President, Merchandising, Apparel & Accessories are no longer with the Company. The Company is in the process of filling those roles.

The Company advises the Staff that its Annual Incentive Plan (“AIP”) and Long Term Incentive Plan (“LTIP”) do not consider individual operating segment performance, and therefore the individuals comprising the segment manager function are not directly compensated based on the performance of their respective operating segments. The plans are designed to ensure that all employees are incentivized to maximize the financial performance of the Company as a whole, recognizing the depth of integration across the operating segments and, as mentioned above, the matrix nature of our organization and accountabilities.

Any compensation paid pursuant to the AIP and LTIP programs is based exclusively on achievement of consolidated Adjusted EBITDA targets. In the case of the named executive officers as referenced in the Form 20-F, the Fiscal 2011 incentive plans also included a 10% allocation to consolidated revenue achievement.

2.	Your response to comment 2 from our verbal comments issued on September 28, 2012 indicates that the ELT meetings include “discussions on financial and operating performance cover[ing] both operating segment performance, as well as product category performance.” Please describe to us in more detail the types of discussions and analysis of financial and operating performance that occur during these meetings. In doing so:

•

Clarify whether this is a high level review of the financial and operating performance metrics, or whether the CODM uses these meetings to deeply delve into the underlying reasons behind any changes in these financial and operating performance metrics, and if so, clarify which individuals are responsible for preparing and providing that detailed analysis and explanation to the CODM.

Confidential Treatment Requested by Sears Canada Inc.

Response.

The Company advises the Staff that the depth of review at the ELT meetings is done at a high level. The ELT meetings typically commence with the CODM leading a high level review of the financial performance of the Company overall, as well as the Retail Stores, Direct and Sears Home Services operating segments, following a presentation of overall financial performance by our Chief Financial Officer. If results are not in line with expectations for the operating segments, the CODM will make enquiries of the ELT members comprising part of the segment manager function as to the root cause of any operational issues or financial performance shortfall. To the extent that analysis is required to respond to the high-level enquiries, the ELT members will provide their response at a later date after completion of the necessary analysis by their respective teams. The CODM’s role in the ELT meetings is to lead discussions on the effectiveness of strategic initiatives, to facilitate cross-functional problem solving between merchandising activities and business support activities, to ensure execution on remediation plans and to make decisions on resource allocation across operating segments.

•

Explain in more detail how the information shared in these meetings is used by the CODM to make decisions about the resources to be allocated to each segment and to assess each segment’s performance. For example, tell us whether the CODM uses these meetings to compare actual results to forecasted results, and describe what the CODM does if actual financial or operating performance results are not what he expected.

Response.

The Company advises the Staff that the CODM assesses the performance of the Retail Stores, Direct and Sears Home Services operating segments based on revenue growth or decline in comparison to plan, forecast and prior year, as well as Gross Margin and Adjusted EBITDA. In addition, the CODM evaluates the progress towards specific non-financial strategic initiatives related to operating segments, such as customer service levels and on-time deliveries. In the event that performance is below expectations, the CODM will request action plans from the ELT member comprising part of the segment manager function, or from the day-to-day segment manager if that individual has been invited to the ELT meeting. The action plans may include specific activities to be undertaken by sales associates, back-room staff, development or revision of marketing initiatives or changes to vendor strategies. The segment manager will then provide an update on the status of the action plans at subsequent ELT meetings. The CODM may adjust the allocation of resources to the operating segments depending on the outcome of the meetings. The resources to be allocated include, but are not limited to, investment in payroll, advertising and capital expenditures.

Confidential Treatment Requested by Sears Canada Inc.

An example of a recent resource allocation decision to illustrate the CODM’s approach to managing the business occurred during Fiscal 2012. The Retail Stores segment was not performing in line with expectations, and as such the CODM determined that additional resources were to be allocated to the Retail Stores operating segment to refurbish a selected number of stores. The CODM provided the segment manager function for the Retail Stores operating segment with the high-level criteria to be used in selecting the stores to be refurbished, following which the segment manager function provided the CODM with a short-list of recommended stores for refurbishment. The CODM then selected the stores from the short-list to be refurbished. The financial results, measured in terms of revenue growth versus comparable stores and based on an analysis of performance subsequent to refurbishment, exceeded expectations and as a result the CODM allocated additional resources to refurbish additional stores utilizing a similar process.

The Company further advises the Staff that the CODM and our Chief Financial Officer meet independently on a periodic basis as needed to review overall capital expenditure plans to assist the CODM in assessing the overall impact of any proposed changes in resource allocation as a result of the ELT meetings.

•

Tell us whether these meetings regularly discuss and analyze any specific pages from the CODM package or Board package that were previously provided to us. If there are other handouts that are unique to these meetings, please provide us with a representative sample of such handouts.

Response.

The Company advises the Staff that the primary focus of the ELT meetings has historically been Appendix A of the CODM package as follows:

•	Corporate Overview Presentation;

•	Total P&L by Channel;

•	Retail P&L by Channel;

•	Direct P&L by Channel;

•	Analysis of Service Revenue;

•	Analysis of Other Income;

•	Analysis of Payroll and Benefits;

•	Analysis of Headquarters Expenses;

•	IFRS P&L – Top Sheet; and

•	Total Revenue & Gross Margin – by category.

Confidential Treatment Requested by Sears Canada Inc.

There are no other handouts provided at the monthly ELT meetings with respect to the assessment of operating performance, however, the ELT members comprising part of the segment manager function, or invited guests, may prepare additional presentations from time to time with respect to specific initiatives. The Company further advises the Staff that, as referenced in our response to comment no. 5 in our letter to the Commission dated August 10, 2012, the CODM package contained a significant amount of additional background information to assist the CODM in his process of learning and understanding the business, and that level of detail was not expected to continue on a permanent basis. The CODM also used the existing CODM package to model to the ELT his expectations of the level of financial review that was expected of each ELT member. As such, the CODM now requires less information for making resource allocation decisions and the CODM package is in the process of being modified to reflect the CODM’s current information needs.

•

Tell us whether there are any other regularly recurring meetings or phone calls through which the CODM receives the information necessary for him to make decisions about the resources to be allocated to each segment and to assess each segment’s performance. If so, please describe these additional meetings to us in detail.

Response.

The Company advises the Staff that, while the monthly ELT meeting is the primary meeting used to assess financial performance of the operating segments, there are a number of additional regularly scheduled meetings, which the CODM attends during the month to assist in his decision-making process mainly for the Retail and Direct operating segments. The additional regular meetings, which culminate in the monthly ELT meeting, are as follows:

•

Weekly Sales Meeting: attended every Monday morning by the CODM and the majority of ELT members, including the ELT members comprising part of the segment manager function. The primary purpose of this meeting is to perform a high-level review of sales performance from the prior week, month-to-date and expectations for the remainder of the month versus forecast and plan by channel and category. The meeting also serves to identify areas of focus to discuss at the Weekly Trading Meeting which occurs later the same day.

Confidential Treatment Requested by Sears Canada Inc.

•

Weekly Trading Meeting: attended every Monday afternoon by the CODM and the majority of ELT members. The attendees include the segment manager function from the Retail Stores and Direct Operating Segments. The ELT member comprising part of the segment manager function for Sears Home Services participates to the extent of providing a mid-month update or an update if a significant initiative is underway. The day-to-day segment manager from Sears Home Services does not attend regularly as a result of financial information for the Home Services Segment not being available on a weekly basis. The primary purpose of this meeting is to review the weekly, month-to-date and expectations for the remainder of the month sales performance by channel and category in greater detail, to discuss the focus areas raised during the Weekly Sales Meeting and determine action plans if necessary.

The Company advises the Staff that for the weekly sales meeting and weekly trading meeting an additional summary report called the “Weekly Sales and GP” report is provided to the attendees, which contains information similar to parts of the monthly CODM package (to the extent information is available mid-month) and presents weekly sales performance by operating segment and product category with a primary focus on the Retail Stores, Direct and Sears Home Services operating segments. Gross Profit (“GP”) refers to an internal performance measure which is available on a daily basis. While GP generally corresponds directionally with Gross Margin, it is less meaningful in that it excludes data that is only available monthly, such as the recognition of consideration from vendors and inventory reserve movements. The focus of the “Weekly Sales and GP” report is a tactical review of weekly and month-to-date performance. Resource allocation decisions are made based on the CODM package. The Company is supplementally providing a representative copy of the “Weekly Sales and GP” report as at October 1, 2012.

3.	Your response to comment 2 from our verbal comments issued on September 28, 2012 indicates that your CODM assesses the performance of the operating segments based on revenue growth or decline, gross margin and earnings before interest, taxes, depreciation and amortization (EBITDA); however, your response indicates that the performance of product categories is typically assessed on the basis of gross margin only. Please explain in more detail why EBITDA by product category is included in your CODM reports and in the information provided to your Board of Directors if the performance of your product categories is evaluated based solely on gross margin. Explain why the employees who prepare these reports spend time computing EBITDA by product category if it is not used.

Confidential Treatment Requested by Sears Canada Inc.

Response.

The Company advises the Staff that the CODM evaluates the financial performance of the Company starting with an assessment of overall corporate performance, which consists of a review of consolidated revenue, Gross Margin and Adjusted EBITDA. This is followed by a review of the Retail Stores, Direct and Sears Home Services operating segment Revenue, Gross Margin and Adjusted EBITDA followed by a review of the formats within the Retail Store segment if necessary. Finally, the assessment of product category performance is completed through a review of product category Revenue and Gross Margin as the product category managers, who report to the Executive Vice-President, Merchandising, Apparel & Accessories and the Executive Vice-President, Home & Hardlines, Major Appliances & Electronics, only have direct control over product selection, pricing, cost and promotional decisions, which are reflected in Revenue growth or decline and Gross Margin rates.

The Company advises the Staff that Adjusted EBITDA by product category has been historically included in a number of reports, including reports provided to the Company’s Board of Directors, as a supplemental measure to provide a directional indicator as to the overall Adjusted EBITDA contribution of each product category. Adjusted EBITDA by product category is calculated automatically based on cost allocation models, which have been in place for a number of years and have not been updated. As such, a minimal amount of effort by employees is required to produce the data. While the Adjusted EBITDA by product category has been made available as a directional indicator, it is not considered to be a meaningful or reliable metric for determining the true contribution of the product categories as a result of the cost allocations included within the measure. The CODM has not utilized this information in his decisions regarding resource allocation. Therefore, the Company will remove references to product category Adjusted EBITDA in the CODM package, which is in the process of being revised, as referred to under our response to comment no. 2 above.

4.	We note that in your description of the measures you use to assess the economic similarity of your operating segments, you disclose that you expect operating expenses to decline in fiscal 2012 for your Direct and Sears Home Services operating segments as a result of cost savings and efficiency measures that you have implemented. With a focus on the Direct segment, please explain to us in more detail why your operating expenses are expected to decline. Please describe these cost savings and efficiency measures to us in reasonable detail, including the amount and timing of anticipated cost savings. Please also tell us how you determined the estimated amounts of such cost savings.

Response.

The Company advises the Staff that cost savings in the Direct operating segment in Fiscal 2012 are comprised primarily of decreases in advertising and marketing expenses as the Company continues to realize cost savings and improve operational effectiveness in the Direct Operating Segment. Consistent with the continued migration from Catalogue to Internet, and focusing on the cost of catalogue production, the Company is realizing cost savings from having both fewer catalogue pages, and improved targeting of distribution based on customer insight analysis resulting in fewer total catalogues being printed. As a result, the planned reduction in the number of catalogues distributed (39% reduction), catalogue circulation (37%

Confidential Treatment Requested by Sears Canada Inc.

reduction) and the number of catalogue pages in each catalogue (32% reduction) are the key drivers of cost efficiency. In addition, there has been increased use of the electronic versions of catalogues, which are available to our customers on-line. The Direct operating segment’s advertising and marketing expenses as a percentage of revenues are forecasted to decline by 2.5% resulting in an increase in the Direct operating segment’s Adjusted EBITDA as a percentage of revenue of 2.5%. The cost savings have been calculated based on the direct cost associated with the planned reduction in catalogues produced, catalogues distributed and catalogue pages.

The Company advises the Staff that cost savings in the Sears Home Services operating segment in Fiscal 2012 are comprised primarily of decreases in payroll and benefits resulting from headcount reduction that occurred in the latter half of 2011, including the reduction of 90 technicians, 44 lead developers, eight parts service staff, seven headquarters employees and three executive management employees in repair services. The Sears Home Services operating segment’s payroll and benefits expenses as a percentage of revenues are forecasted to decline by 4% resulting in an increase in the Sears Home Services operating segment’s Adjusted EBITDA as a percentage of revenue of 4%.

5.	Your response to comment 3 from our verbal comments issued on September 28, 2012 includes Fiscal 2012 Plan amounts for Adjusted Gross Margin, Total Operating Expenses and Adjusted EBITDA. Since we are now approximately eight months into your 2012 fiscal year, please provide us with actual year-to-date amounts as a percentage of revenue as of July 28, 2012, or as of a more recent date if available. To the extent that these actual amounts for fiscal 2012 differ significantly from your plan amounts, please explain whether you continue to believe the plan amounts will be representative of your full year results, and why or why not.

Response.

The Company advises the Staff that our forecast for gross margin and Adjusted EBITDA as a percentage of revenue for the remainder of Fiscal 2012 is not significantly different from the Fiscal 2012 Plan. Variability of Adjusted EBITDA is due to normal seasonal variation in revenue and operating expenses. Year-to-date results for the period ending September 2012 compared to the plan and current forecast for Fiscal 2012 are as follows:

	% Revenue 2012 September Year-to-Date Actual						% Revenue 2012 Forecast						% Revenue 2012 Plan
	Retail Stores		Direct		SHS		Retail Stores		Direct		SHS		Retail Stores		Direct		SHS
Adjusted Gross Margin	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%
Total Operating Expenses	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%
Adjusted EBITDA	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%

Confidential Treatment Requested by Sears Canada Inc.

The Company advises the Staff that, as described in our letters to the Staff dated August 3, 2012 and August 23, 2012, that Gross Margin has been adjusted to better reflect the economic similarity of the operating segments.

6.	Your response to comment 1 from our letter dated August 10, 2012 indicates that your annual budgeting process begins several months prior to the start of your next fiscal year. Since it is now approximately four months prior to the start of your 2013 fiscal year, please tell us whether you have a preliminary budget for 2013. If so, please tell us the budgeted/planned amounts of Adjusted EBITDA for each of your operating segments for 2013. We understand that these amounts may be an initial estimate and not yet finalized.

Response.

The Company advises the Staff that, while the Fiscal 2013 budgeting process is underway and high-level preliminary overall corporate targets have been established, the Company does not have a preliminary budget for Adjusted EBITDA for the operating segments at this time, however, the Company expects the trends and assumptions for Fiscal 2013 to be consistent with information previously provided to the Staff.

The Company respectfully advises the Staff that, based upon its responses above and in the submissions to the Staff dated October 1, 2012, August 23, 2012, August 3, 2012, August 1, 2012 and July 9, 2012, as well its phone call with the Staff on September 28, 2012, the Company continues to believe that it has one reportable segment based upon an aggregation of its three operating segments that meet the threshold reporting requirements based on the following:

•	The CODM is our CEO pursuant to paragraph 7 of IFRS 8 as our CEO is the party that makes decisions about allocation of resources and assesses the performance of the operating segments.

•

We manage the Company through a matrix organization structure, consistent with general practice in the retail industry. The Company manages operations for both distribution channels (Retail Stores, Direct, Sears Home Services), as well as product lines (Women’s Apparel, Major Appliances, Home Decor, etc.) with some of our key managers holding several responsibilities across channels and products. As such, the Company has historically generated a number of reports that included financial performance metrics from both perspectives. We manage the Company the way we are

Confidential Treatment Requested by Sears Canada Inc.

viewed by our customers; the Company offers a retail experience through its various selling channels as a unified brand and single source for a variety of offerings, similar to other department store chains.

•

We note paragraph 1 of IFRS 8 describes the core principle that we should follow in making the determination of the most appropriate segment information, without reference to priority of either channel or product (unlike US GAAP), and states that:

“An entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.”

•

In applying the core principle, we considered the guidance in paragraphs 8, 10 and BC 27 and BC 60 (c) of IFRS 8. As applied to our facts and circumstances, we concluded that the channel view was the view that best represented the core principle of IFRS 8.

•

Our view is also consistent with the segment reporting of the majority of other multi-channel companies in the retail industry, and consistent with the way we believe our customers view the Company’s offerings. More importantly, the channel view most accurately represents how the Company operates and ultimately how the CODM makes strategic operating decisions and allocates resources.

•

In accordance with paragraph 5 of IFRS 8, the Company has identified three operating segments: Retail Stores, Direct, and Sears Home Services. The identified components clearly meet the criteria set out in paragraph 5 of IFRS 8: (1) engage in business activities, (2) operating results are regularly reviewed by the CODM, and (3) have discrete financial information available. As described in our response to comment no. 19 in our letter to the Staff dated July 19, 2012, the remaining business activities have not been separately disclosed as reportable segments as they are individually and in total immaterial and do not meet the quantitative thresholds outlined in IFRS 8.

•

We also determined that it was appropriate to aggregate these three operating segments based on our assessment of the guidance in paragraph 12 and BC 30 of IFRS 8 since they all have similar economic characteristics. Below we provide the considerations we have applied (also as provided in our August 23, 2012 and October 1, 2012 submissions to the Staff as well as above). Paragraph 12 of IFRS 8 states:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the core principle of this IFRS, the segments have similar economic characteristics, and the segments are similar in each of the following respects:

(a)	the nature of the products and services;

Confidential Treatment Requested by Sears Canada Inc.

The nature of the products and services sold in the Retail Store, Direct and Sears Home Services operating segments are similar. Specifically, the Retail Store operating segment sells Apparel & Accessories, Home & Hardlines, Major Appliances and home installation products and services. The Direct operating segment sells Apparel & Accessories, Home & Hardlines and Major Appliances. The Sears Home Services operating segment sells home installation products and services, and also supports sales made through the Retail Store and Direct operating segments, e.g., through the provision of warranty services and repair services for products sold in the Direct and Retail Store formats. As such, these three formats are inextricably linked through the provision of the same bundle of goods and services to customers. The Company believes its customers view it as offering an overall integrated retail experience providing a single source for a wide variety of products and services across a variety of channels. For example, a customer may research an item on the sears.ca website, but make the purchase within the Retail Store operating segment, or vice versa.

(b)	the nature of the production processes;

None of the three formats utilize a production process. The three formats are in the retail business selling finished goods to customers; therefore, this criterion is not applicable.

(c)	the type or class of customer for their products and services;

The three formats primarily target the same retail class of customer for their products and services, namely Canadian families. As referenced in our response to comment no. 2 in our letter to the Staff dated August 23, 2012, there are no significant demographic differences between our operating segments.

(d)	the methods used to distribute their products or provide their services; and

The three formats distribute products and services directly to customers in accordance with the customers’ preferences. In the Retail Store format, customers can pick up merchandise from the store floor, order merchandise through catalogues for pick-up at the store or order products and services to be delivered to their homes. In the Direct format, customers can order merchandise through catalogues or the internet for pick-up at stores or drop-off locations or delivery to their homes. In the Sears Home Services format, the customer can pick up merchandise directly in the store, order merchandise for pick-up or order merchandise or services for delivery to their homes.

(e)	if applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.”

All of the Company’s operating segments operate under the same Canadian retail regulatory environment.

Confidential Treatment Requested by Sears Canada Inc.

Similar Economic Characteristics

As referenced in our response no. 7 in our letter to the Staff dated August 1, 2012, response no. 1 in our letter to the Staff dated August 3, 2012 and response no. 4 in our letter to the Staff dated August 23, 2012, the Company believes that its Retail Stores, Direct and Sears Home Services operating segments have similar economic characteristics. The three operating segments have experienced similar performance trends over the last three years, and the correlation of those trends is not expected to be significantly different in the future. The three operating segments have experienced similar rates of revenue decline, similar gross margin trends, and similar rates of capital investment over the last three years, which is consistent with the level of correlation and interdependence of the three formats. Furthermore, the margins and margin trends experienced for the same product and service categories are similar across the three operating segments.

The economic characteristics of the Retail Stores segment and the Direct segment are similar as all revenues and profits generated from these segments are attributable to the sale of similar merchandising goods and services directly to retail customers. The long-term average gross margins for these two operating segments are expected to be comparable.

Sears Home Services and the Retail Store and Direct formats are highly interdependent. For example, Sears Home Services format supports sales made through the Direct and Retail Store formats through the provision of warranty services and repair services for products sold in the Direct and Retail Store formats. Sears Home Services generates the majority of its sales of extended warranty services and other after-market services to existing Sears Retail Store and Direct customers, with a substantial portion of this revenue being derived from the “bundling” of these services with sales of merchandise products, such as major appliances, at the point of sale. The performance of these services is closely correlated to the performance of the other formats, and the number of extended warranty service agreements sold is highly correlated to the number of appliances sold in the Retail Stores and Direct operating segments.

As referenced in response no. 3 in our letter dated October 1, 2012, Adjusted Gross Margins and Adjusted EBITDA across the operating segments are also comparable, with Adjusted Gross Margins estimated to range between 36% and 39% for Fiscal 2012, and Adjusted EBITDA estimated to range between 8% and 10% for Fiscal 2012, as presented in the table below:

	% Revenue Fiscal 2010						% Revenue Fiscal 2011						% Revenue Fiscal 2012 Forecast
	Retail Stores		Direct		SHS		Retail Stores		Direct		SHS		Retail Stores		Direct		SHS
Adjusted Gross Margin	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%
Total Operating Expenses	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%
Adjusted EBITDA	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%

Confidential Treatment Requested by Sears Canada Inc.

Based on the our assessment of both the qualitative and long-term financial performance considerations described above, the Company has concluded that the Retail Stores, Direct and Sears Home Services operating segments have similar economic characteristics and should be aggregated into one retail merchandising reportable operating segment.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (416) 941-3023.

Very truly yours,

/s/ Sharon R. Driscoll

Sharon R. Driscoll

cc:	Dietrich King

Charles Lee

Jennifer Thompson

Sondra Snyder

(Securities and Exchange Commission)

Klaudio Leshnjani

(Sears Canada Inc.)

Patricia A. Koval

Mile T. Kurta

David A. Seville

(Torys LLP)

Tony Grnak

(Deloitte & Touche LLP)

Confidential Treatment Requested by Sears Canada Inc.